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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                              (AMENDMENT NO. 1)(1)



                                 AVX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   002444 107
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                                 (CUSIP Number)

                                February 22, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               |_| Rule 13d-1(b)
               |_| Rule 13d-1(c)
               |X| Rule 13d-1(d)
--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G                         FORMS


---------------------------                       ------------------------------
  CUSIP NO.    022444 107             13G           PAGE   2   OF   5   PAGES
          ----------------                               -----    -----
---------------------------                       ------------------------------

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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Kyocera Corporation
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [X]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Japan
--------------------------------------------------------------------------------
NUMBER OF                 5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                   121,800,000 shares
OWNED BY
EACH
REPORTING                -------------------------------------------------------
PERSON WITH               6.   SHARED VOTING POWER

                               0 shares

                         -------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               121,800,000 shares

                         -------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               0 shares

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        121,800,000 shares

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        69.7%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).     NAME OF ISSUER:

               AVX Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               801 17th Avenue South
               Myrtle Beach, South Carolina 29577

ITEM 2(a).     NAME OF PERSON FILING:

               Kyocera Corporation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               6 Takeda Tobadono-cho
               Fushimi-ku
               Kyoto 612-8501, Japan

ITEM 2(c).     CITIZENSHIP:

               Japan

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common stock, par value $.01 per share

ITEM 2(e).     CUSIP NUMBER:

               002444 107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

               (a)     Amount Beneficially Owned:
                       121,800,000 shares

               (b)     Percent of Class:
                       69.7%



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               (c)     Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:
                              121,800,000 shares

                       (ii)   Shared power to vote or direct the vote: 0 shares

                       (iii) Sole power to dispose or to direct the disposition of: 121,800,000 shares

                       (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATIONS:

               Not applicable.




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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      February 8, 2001.


                                      KYOCERA CORPORATION

                                      By:     /s/ Masahiro Umemura
                                          --------------------------------------
                                      Print name: Masahiro Umemura
                                      Title: Executive Vice President and
                                             Representative Director









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